Andrew P Gilbert

Morgan, Lewis & Bockius LLP

Partner

609.919.6603

agilbert@morganlewis.com

eFax: 877.432.9652

September 26, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant,

Division of Corporation Finance

Re:	Immunomedics, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2004, filed

September 9, 2004

File No. 000-12104

Dear Mr. Rosenberg:

On behalf of Immunomedics, Inc. (the “Company”), this letter is being submitted to memorialize the understanding reached between the Company and the staff of the Securities and Exchange Commission (the “Commission”) during (i) telephone conversations between John Ruane, Controller of the Company, and Ms. Christine Allen, Staff Accountant, and other members of the Staff during August and September 2005; and (ii) the September 22, 2005 telephone conversation between the undersigned and Ms. Allen. Such discussions related to the Company’s letter to the Commission, dated July 12, 2005, in response to comments received from the Commission on June 28, 2005.

For your convenience, we have set forth each comment in italicized typeface and include each response below the relevant comment.

Item 7. – Management’s Discussion and Analysis of Financial condition and…page 29

Research and Development, page 30

1.	Please detail for us how the disclosures about your research and development projects are consistent with: (a) the specific disclosures that we had requested in comment #2 of our comment letter dated April 24, 2002 and (b) the specific disclosures that you had proposed in response to this comment in your letter dated May 8, 2002. Regarding (b),

Securities and Exchange Commission

September 26, 2005

please provide us with the disclosures that you had proposed in conjunction with that response, but that you did not appear to include in the response submitted via EDGAR.

In addition, as you do not track expenses on the basis of each individual compound under investigation, please tell us how you manage, budget, or group the projects under development and why management does not maintain and evaluate research and development costs by project. In this regard, please provide us other quantitative or qualitative disclosure that indicates the amount of resources being used on each project.

Furthermore, please tell us the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response

In Response to the Staff’s comment, the Company has carefully reviewed the requested disclosures set forth in Item #2 of the Commission’s Letter dated April 24, 2002 (the “2002 Letter”), the Company’s prior response thereto dated May 8, 2002 and its recent filings with the Commission. The Company has further revised its disclosure related to its research and development activities and has included the disclosure, as set forth below, in its Annual Report on Form 10-K for the year ended June 30, 2005.

“Research and development expenses for our products in development were $27,028,000, $21,934,000 and $18,175,000 for the years ended June 30, 2005, 2004 and 2003, respectively. Research and development expenses increased by $5,094,000 in 2005 or 23% as compared to 2004. Research and development expenses increased by $3,759,000 or 21% as compared to 2003.

Historically the Company does not track expenses on the basis of each individual compound under investigation or through clinical trials and therefore we do not provide a breakdown of such historical information in that format. The Company evaluates projects under development from an operational perspective, including such factors as results of individual compounds from laboratory/animal testing, patient results and enrollment statistics in clinical trials. It is important to note that multiple product candidates are often tested simultaneously. It is not possible to calculate each antibody’s supply costs. There are many different development processes and test methods that examine multiple products at the same time. We have, historically, tracked our costs in the categories discussed below, specifically “research costs” and “product development costs” and by the types of costs outlined below.

Our research costs consists of outside costs associated with animal studies and costs associated with research and testing of our product candidates prior to reaching the clinical stage. Such research costs primarily include personnel costs, facilities, including depreciation, lab supplies, funding of outside contracted research and license fees. Our product development costs consist of costs from preclinical development (including manufacturing), conducting and administering clinical trials and patent expenses.

Securities and Exchange Commission

September 26, 2005

The following table sets forth a breakdown of our research and development expenses by those associated with research and those associated with product development for the periods indicated.

	Years Ended June 30,
	2005	2004	2003
Research costs	$6,503	$5,849	$4,959
Product development costs	20,525	16,085	13,216

Total	$27,028	$21,934	$18,175

Research Costs

Research costs in total increased by $654,000 or 11% as compared to 2004. Research costs increased by $890,000 in 2004 or 18% as compared to 2003. The increases in research costs primarily relate to the following:

Animal studies conducted by outside organizations in 2005 were $1,452,000, an increase of $642,000 or 79% over 2004, as testing for toxicity studies for compounds in the preclinical stage of development. The increase in 2004 over 2003 was $390,000 or a 93% increase, relating to the increased level of toxicity studies performed by outside organizations.

Personnel costs in 2005 were $2,439,000 a decrease of $64,000 or 3% as compared to 2004. This slight decline resulted from employee attrition and the increased focus to product development as compounds proceeded further in clinical trials. For the 2004 fiscal year personnel costs increased by $313,000 or 14% over 2003 due to increases in personnel levels.

Facility costs in 2005 were $1,046,000, a decrease of $60,000 or 5% as compared to 2004, as a result of a reduction in depreciation expense as assets acquired in previous years became fully depreciated. Facility costs increased $147,000 in 2004 over 2003 levels, or 15%. This increase resulted primarily from higher utilities and related expenses associated from the expansion in our facility in 2003.

Product Development Costs

Product development costs in total increased by $4,440,000 or 28% as compared to 2004. Product development costs increased by $2,869,000 in 2004 or 22% as compared to 2003. The increases in product development costs primarily relate to the following:

Personnel costs in 2005 were $4,643,000 an increase of $40,000 or 1% as compared to 2004. This small increase was primarily attributed to salary increases offset by employee attrition and cost control efforts in the manufacturing and clinical monitoring areas. For the 2004 fiscal year personnel costs increased by $734,000 or 19% over 2003 due to staffing increases brought on by the increased product development efforts.

Securities and Exchange Commission

September 26, 2005

Clinical trial expenses in 2005 were $3,737,000, an increase of $2,213,000 or 145% over 2004. This increase is primarily the result of the beginning of the Phase III clinical trials for epratuzumab for the treatment of Systemic Lupus Erythematosus (“SLE”), which incurred approximately $2,865,000 of expenses in 2005. Clinical trial expenses for 2004 were $277,000 or 15% lower than in 2003, due primarily to the timing of patient enrollment for clinical trials taking place.

Patent expenses for 2005 were $3,086,000, an increase of $1,803,000 or 141% over 2004. For the 2004 fiscal year patent expenses were $279,000 lower or 18% below 2003. The increase for patent expenses in 2005 is primarily attributed to increased applications of patents in foreign locations and vigorous defense of existing patents.

Facility costs in 2005 were $4,046,000 an increase of $250,000 or 7% over 2004. Facility costs in 2004 reflect an increase of $1,304,000 or 52% over 2003. The increases in facility costs primarily relates to increased investment in our manufacturing facility and equipment that took place during the 2003 fiscal year. As a result depreciation, utilities, maintenance and related expenses have increased.

Lab supplies and chemical reagent costs were $2,525,000 in 2005, an increase of $223,000 or 10% over 2004. These expenses were $2,302,000 in 2004, an increase of $513,000 or 29% over 2003. These increases resulted from the increased production levels of the new manufacturing facility and growth needed for clinical trial demands.

We expect product development costs to increase in the future due to the Phase III clinical trials for SLE and as other products are developed. If we are not successful in obtaining additional financing over the coming year, it will be necessary to implement cost reductions in research and other areas.

Completion of clinical trials may take several years or more. The length of time varies according to the type, complexity and the disease indication of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following periods:

Clinical Phase	Estimated Completion Period
Phase I	1-2 Years
Phase II	1-3 Years
Phase III	2-5 Years

Securities and Exchange Commission

September 26, 2005

The duration and cost of clinical trials through each of the clinical trial phases may vary significantly over the life of a particular project as a result of, among other things, the following factors:

•	the length of time required to recruit qualified patients for clinical trials

•	the duration of patient follow-up in light of trials results

•	the number of clinical sites required for trials and

•	the number of patients that ultimately participate.”

Item 9A – Controls and Procedures, page 69

2.	We note that your principal executive and principal financial officers concluded that your “disclosure controls and procedures were adequate and effective to ensure that material information relating to [you] was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.” Please tell us how this disclosure complies with Item 307 of Regulation S-K, as: (a) the definition of disclosure controls and procedures, in Exchange Act Rule 13a-15, would appear to encompass more than just ensuring material information was made known to them and (b) Item 307 appears to indicate that the evaluation should have been as of the end of the period covered by the Annual Report, not the period it was prepared.

Response

In response to the Staff’s comment, the Company has revised Item 9A, as filed in Amendment No. 1 to the Annual Report on Form 10-K for the year ended June 30, 2005, to include the following paragraph:

“Disclosure Controls and Procedures: We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and, as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.”

* * * *

Securities and Exchange Commission

September 26, 2005

Please do not hesitate to contact the undersigned at 609-919-6603 if you should have any questions or comments with regard to the foregoing.

Very truly yours,

/s/ Andrew P. Gilbert

Andrew P. Gilbert

cc:	Cynthia Sullivan

Gerard Gorman